October 27, 2009

VIA EDGAR

Brion Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds
File Nos. 033-12113, 811-05028

Dear Mr. Thompson:

In a September 29, 2009 telephone conversation with me, you communicated the Securities and Exchange Commission staff’s (the “Staff”) comments on Post-Effective Amendment No. 162 (“Amend. No. 162”) to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PIMCO Funds (the “Registrant”), as filed on August 12, 2009, to register Institutional Class, Class P, Administrative Class, Class D, Class A and Class C shares of the PIMCO Tax Managed Real Return Fund, a new series of the Registrant. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectuses

Comment 1: In each Prospectus, a section entitled “Summary Information” precedes the Fund’s Risk/Return Summary. Pursuant to General Instruction C(3)(a) to Form N-1A, this section should be moved to a point after the Fund’s Risk/Return Summary.

Response: Previously, the Staff has given this comment to the Registrant’s Post-Effective Amendment No. 99, as filed on May 27, 2005 and the Registrant’s Post-Effective Amendment No. 153, as filed April 13, 2009, each with respect to other series of the Registrant. The Registrant’s response, set forth below, is substantively similar to its response provided to the comments on Post-Effective Amendment Nos. 99 and 153.1

[1]

See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 99 at 10 (July 26, 2005); see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 153, at 4 (June 24, 2009).

Brion Thompson October 27, 2009 Page 2

General Instruction C(3)(a) of Form N-1A specifies that the information required by Items 2 and 3 (the Risk/Return Summary) must not be preceded by any other information, except the cover page. The Staff has, however, relaxed this requirement for combined prospectuses. The current format of the Fund’s stand-alone Prospectus reflects the general format of the Registrant’s other combined prospectuses. In the Registrant’s other combined prospectuses, a summary of information about certain important investment characteristics of each fund, as well as a list of the main defined terms, appears before the Risk/Return Summaries. The Registrant believes that maintaining this format in its stand-alone prospectus complements the investor’s familiarity with the standard PIMCO prospectus format and allows investors to easily compare funds across the various prospectuses.

Furthermore, in the present case, the Fund will only be offered under a separate stand-alone prospectus for a limited period until the Fund can be integrated into one of the combined cluster prospectuses in connection with a future update of the PIMCO prospectuses.

Comment 2: The next to last sentence in the second paragraph under “Fund Summary–Principal Investments and Strategies” states “[d]urations for real return bonds, which are based on real yields, are converted to nominal durations through a conversion factor, typically between 20% and 90% of the respective real duration.” Please revise this sentence so that it is written in plain English.

Response: Comment accepted. The Registrant will revise the disclosure as follows: “Because market convention for bonds is to use nominal yields to measure duration, duration for real return bonds, which are based on real yields, are converted to nominal durations through a conversion factor. The resulting nominal duration typically can range from 20% and 90% of the respective real duration.”

Comment 3: In the “Principal Risks” section of the “Fund Summary” section, each Fund identifies its principal risks in bullet point format with cross references to summary descriptions in the “Summary of Principal Risks” section. Item 2(c)(1) of Form N-1A, however, calls for a “narrative” risk disclosure. Therefore, it is the view of the Staff that the Principal Risks section of the Fund Summary should be expanded to include a more narrative description and summary of the principal risks, rather than a bullet point identification of those risks.

Brion Thompson October 27, 2009 Page 3

Response: Previously, the Staff has given this comment to the Registrant’s Post-Effective Amendment No. 117, as filed on May 27, 2005 and the Registrant’s Post-Effective Amendment No. 156, as filed on August 28, 2009, each with respect to other series of the Registrant. The Registrant’s response, set forth below, is substantively similar to its response provided to the comments on Post-Effective Amendment Nos. 117 and 156.2

The Registrant has been using the bullet-point risk disclosure in all of their combined and stand-alone prospectuses since 1999. See, e.g., Letter from Keith T. Robinson to Keith Gregory, Division of Investment Management, U.S. Securities and Exchange Commission (“SEC”), Responding to Comments on Post-Effective Amendment No. 45, at 6 (July 23, 1999). General Instruction C(1)(a) of Form N-1A provides: “The requirements of Form N-1A are intended to promote effective communication between the Fund and prospective investors. A Fund’s prospectus should clearly disclose the fundamental characteristics and investment risks of the Fund, using concise, straightforward, and easy to understand language. A Fund should use document design techniques that promote effective communication.”

The Registrant believes that the bullet-point approach used in the “Principal Risks” section clearly and effectively identifies the Fund’s principal risks and is consistent with the intent of Form N-1A, as evidenced in General Instruction C(1)(a). The bullet-points concisely identify for shareholders the types of risks that affect an investment in the Fund and make it easy for shareholders to find the more detailed descriptions of those risks and to compare the principal risks of the Registrant’s various series at a glance. Further, this approach avoids the over-simplification of risk descriptions that may arise if the Registrant were to attempt to squeeze risk descriptions within the Fund Summary.

Comment 4: In the “Fund Summary—Fees and Expenses of the Fund” section, the fee table includes two columns (“Expense Reduction” and “Net Annual Fund Operating Expenses”) to illustrate the operation of certain fee waivers and/or expense reimbursements on total annual fund operating expenses. Please add a footnote indicating that the fee waiver and/or expense reimbursement is in effect for no less than one year from the effective date of the Fund’s registration statement. Also disclose the period for which the fee waiver and/or expense reimbursement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.

[2]

See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 117 (July 26, 2005); see also Letter from Matthew V. Curtin to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 156, at 1-2 (Aug. 18, 2009).

Brion Thompson October 27, 2009 Page 4

Response: Comment accepted. The Registrant will add the following disclosure as a footnote to the “Expense Reduction” column in the fee table in the “Fund Summary—Fees and Expenses of the Fund” section: “PIMCO has contractually agreed, through July 31, 2011, to waive its supervisory and administrative fee, or reimburse the Fund, to the extent that, organizational expenses and pro rata Trustees’ fees exceed 0.0049% of the Fund’s average net assets attributable to each class of shares, respectively (the ‘Expense Limit’). Under the Expense Limitation Agreement, which renews annually for a full year unless terminated by PIMCO upon at least 30 days’ notice prior to the end of the contract term, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided organizational expenses and pro rata Trustees’ fees plus such recoupment, do not exceed the Expense Limit.”

Comment 5: In the “Summary of Principal Risks—Interest Rate Risk” section, as the Fund may have an average portfolio duration of up to eight years, please add a narrative example of the correlation between rising interest rates and the price of a bond fund with an average portfolio duration of eight years. Reference is made to the duration example provided in the “Summary Information” section.

Response: The Registrant believes that the current disclosure regarding changes in interest rates and portfolio durations provided in the “Summary Information” section sufficiently explains the correlation between rising interest rates and the price of a bond fund and has determined that it does not need to enhance the current disclosure.

Comment 6: In the “Management of the Fund—Individual Portfolio Managers” section, it is disclosed that two individuals have primary responsibility for managing the Fund. Please clarify the roles of each portfolio manager by indicating which portions of the portfolio are managed by which individual. If there are no clearly delineated lines of responsibility, please indicate that the two individuals have “joint responsibility” for managing the Fund.

Response: Comment accepted. The Registrant will add disclosure to clarify the roles of each portfolio manager, stating that Mr. John Cummings will be responsible for the Fund’s investments in “Municipal Bonds” as defined in the Prospectuses and that Mr. Gang Hu will be responsible for the inflation overlay.

Comment 7: In the “Management of the Fund—Regulatory and Litigation Matters” section, several civil actions are disclosed. Section 33 of the Investment Company Act of 1940 requires that certain documents relating to civil actions be filed with the SEC. Please provide a brief summary of the Section 33 filings for each civil action disclosed in this section.

Brion Thompson October 27, 2009 Page 5

Response: In connection with the lawsuits alleging that certain hedge funds were allowed to engage in market timing in certain funds of the Registrant and that such alleged activity was not disclosed, the Registrant filed with the SEC a copy of the Notice of Dismissal on April 13, 2005. In connection with the lawsuit alleging that plaintiffs each purchased and sold a 10-year Treasury note futures contract and suffered damages from an alleged shortage when PIMCO held both physical and future positions in 10-year Treasury notes for its client accounts, the Registrant filed with the SEC a copy of the Corrected Consolidated Amended Class Action Complaint and a copy of the Answer and Additional Defenses of Defendant PIMCO Funds to First Amended and Consolidated Action Compliant on January 9, 2006 and May 16, 2008, respectively.

*            *            *

In addition to these comments, you requested that the Registrant make certain representations concerning Amend. No. 162 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

Cc:	J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

October 27, 2009

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 162 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on August 12, 2009 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Adam T. Teufel at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow
Peter G. Strelow Vice President

cc:	Brendan C. Fox

J. Stephen King, Jr.

Joshua D. Ratner

Audrey L. Cheng